Impact X Partners , LLC
Statement of Changes in Members' Equity
From October 2, 2019 (Inception) to December 31, 2019
(Unaudited)

	Members' Capital		Accumulated Deficit		Total Members' Equity	
Balance, October 2, 2019 (Inception)	$	-	$	-	$	-
Capital contribution from members		200,000				200,000
Net loss				(44,231)		(44,231)
Balance, December 31, 2019	$	200,000	$	(44,231)	$	155,769